TELECOM ITALIA S.p.A.

Registered Office in Milan at Via Gaetano Negri no. 1

General Administration and Secondary Office in Rome at Corso d’Italia no. 41

PEC (Certified electronic mail) box: telecomitalia@pec.telecomitalia.it

Share capital 10,740,236,908.50 euros fully paid up

Tax Code/VAT Registration Number and Milan Business Register Number 00488410010

Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: November 5, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

EXTRACT FROM THE NOTICE CALLING

THE SHAREHOLDERS' MEETING

Those entitled to vote in the Meeting of the Ordinary Shareholders of Telecom Italia S.p.A. are hereby called to the extraordinay meeting (in a single call) which will be held on 15 December 2015, at 11:00AM (CET) in Rozzano (Milan) at Viale Toscana no.3, to discuss and resolve on the following

AGENDA

Conversion of saving shares into ordinary shares: (i) granting to the holders of saving shares the right to receive one ordinary share in exchange for each saving share held plus a cash payment; and (ii) the mandatory conversion of the saving shares not so exchanged at the end of the period for the exercise of the optional conversion referred to in point (i) into ordinary shares. Amendments to articles 5, 6, 14, 18 and 20 of the Company’s bylaws. Relevant and consequent resolution.

All the information regarding:

- availability of the proposed resolution and the documentation regarding the item on the agenda;

- presentation of resolution proposals and/or requests to supplement the item on the agenda;

- exercise of the right to ask questions before the meeting;

- attendance at the meeting and exercise of voting rights, also by remote voting and by proxy (record date: 4 December 2015);

- organizational aspects of the meeting

is set out in the full call notice, the text of which - together with the documentation relating to the Meeting - is published on the Company website www.telecomitalia.com/agm to which reference is made.

Milan, 5 November 2015

The Chairman of the Board of Directors

Giuseppe Recchi

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.